

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 25, 2009

Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia

> **Re: InterOil Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-32179**

Dear Mr. Visaggio.

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   Please file a letter from your independent accountant consenting to the inclusion of their report dated March 27, 2009 in your Form 40-F as required by General Instruction D(9) of Form 40-F. The letter currently presented as Exhibit 99.4 to the Form 40-F consents to inclusion of this report in certain Form S-8s and Form S-10s that you have filed.

Material Changes in Internal Control Over Financial Reporting, page 4

2.   We note your disclosure that "[o]ther than these control enhancements, there have
        been no changes in internal control over financial reporting during fiscal year
        2008 that have materially affected, or are reasonably likely to materially affect,
        the Company's internal control over financial reporting." Revise to state clearly,
        if correct, that there *were* changes in your internal control over financial reporting
        that occurred during the year that have materially affected, or are reasonably
        likely to materially affect, your internal control over financial reporting.

3.   On page 44 of your Annual Information Form, which has been filed as Exhibit
        99.1 to the Form 40-F, you state that your Board of Directors adopted a number of
        remedial actions to address irregularities "due to the failure to maintain adequate
        internal and accounting controls." Please tell us your reasons for not disclosing
        the actions you took to address these irregularities as material changes in internal
        control over financial reporting during 2008.

Exhibit 99.2

Financial Statements

Note 11 – Oil and gas properties, page 30

4.   We note you include certain inventory costs as a component of your capitalized
        oil and gas properties costs. Please explain to us the nature of these inventory
        costs, and tell us why they are appropriately classified under both Canadian and
        U.S. GAAP as non-current assets on your balance sheets.

Engineering Comments

Exhibit 99.1

Annual Information Form

Interoil Resources, page 21

5.   We note your disclosure, "An evaluation of the potential resources of gas and
        condensate for the Elk/Antelope field (see "*Description Of Our Business*") has
        been completed by GLJ Petroleum Consultants Ltd., an independent qualified
        reserves evaluator, as of December 31, 2008. The estimates presented are in
        accordance with the definitions and guidelines in the COGE Handbook and NI
        51-101. Additional data from the drilling of the Antelope 1 well has been
        obtained since December 31, 2008 which may impact the resource volumes stated
        above." Please:

- Furnish to us the referenced GLJ Petroleum Consultants Ltd. engineering report;
- Include a summary of the impact on your resource figures of the "Additional data from the drilling of the Antelope 1 well";
- Tell us the duration and total hydrocarbon recoveries of the production test(s) referenced on page 16, "382 mmscfpd of gas and associated condensate of approximately 5,000 bblpd." and include the day reports for the test period(s);
- Furnish to us the gas analyses for the Antelope reservoir(s).

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief